Exhibit 99.1

Media Release

IMV Inc. Issues Statement on Recent Market Activity And Provides Corporate Update

Dartmouth, Nova Scotia; April 16, 2019 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical stage immunotherapy company today issued the following statement regarding recent market activity.

In recent weeks, shares of IMV Inc. have come under unwarranted market pressure, and the management team believes it is prudent to provide a mid-quarter update on the health of our business and our upcoming Q2 clinical milestones.

“From a financial and clinical results standpoint, IMV has recently achieved noteworthy milestones and based on clinical results observed thus far, our long term outlook remains unchanged and very promising. ” said Frederic Ors, Chief Executive Officer. “Over and above, strengthening our balance sheet and expanding our shareholder base thru a recent equity offering completed with Wells Fargo acting as lead underwriter, IMV also reported promising clinical results from the phase 2 cohort of the DECIDE clinical study confirming the initial trends and potential activity of DPX-Survivac as monotherapy observed in the first cohort of the phase 1b of the same study “

Phase 2 cohort of the DECIDE clinical study in ovarian cancer

As a reminder, IMV’s latest clinical results update indicated that six patients receiving DPX-Survivac monotherapy with intermittent low-dose cyclophosphamide (mCPA) reached the first CT scan assessment and key related findings were as follows:

  83% of the subjects (5 of 6) showed stable disease (SD), including two tumor regressions;

  80% (4 of 5) of those with stable disease were in subjects with a lower baseline tumor burden (BTB) of less than 5 centimeters, which also included the two tumor regressions.

Noteworthy is the fact that in earlier stages of this trial, durable clinical responses occurred after 140 days, and as at March 25, 2019, they had lasted for 20 months or more. Additional data at the 140-day mark of this cohort will be available by the end of the first half of 2019. The amended phase 2 cohort of the DECIDE trial which focus on patients with low tumor burden (less than 5 centimeters targeting the enrollment of at least 16 additional patients at numerous sites in the U.S. and Canada.

Phase 2 Study in Combination with KEYTRUDA® in Relapsed/Refractory DLBCL (SPIREL)

As at April 5th, 2019, ten patients have been enrolled and treated across four different clinical sites in Canada. Additional patients are being screened and IMV expects to report updated clinical data at about the same time than the bi-annual International Conference on Malignant Lymphoma which will be held in Lugano Switzerland starting June 18, 2019.

Phase 2 Basket Trial in Combination with KEYTRUDA® in Multiple Solid Tumors

Screening and enrollment of patients is ongoing at multiple clinical sites across the U.S. and Canada for five cohorts of patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The first patients have been dosed in the ovarian and lung cancer cohorts and IMV expects to report preliminary clinical results on several of the solid tumor indications before the end of 2019.

The following table indicates IMV expected milestones between now and the first half of 2020 as at the date of this release.

Milestones	Key dates
Initiation of Basket trial in 5 solid tumor indications	September 2018 ✓
First preliminary Phase 2 clinical results with Merck Keytruda in DLBCL	September 2018 ✓
Phase 1b/2 clinical results in Ovarian with Incyte	December 2018 ✓
Meeting with FDA on Ovarian cancer program	December 2018 ✓
Dosing of first patient in Basket trial	March 2019 ✓
Phase 2 monotherapy results in Ovarian - ASCO	June 2019
Phase 1/1b monotherapy long term follow-up - ASCO	June 2019
Phase 2 clinical results with Merck Keytruda in DLBCL - ICML	June 2019
Preliminary clinical results Basket trial in 5 indications	H2 2019
Potential registration trial in Ovarian and/or DLBCL for FDA accelerated/breakthrough designation	H2 2019
Top line clinical results for Basket trial	H1 2020
Meeting with FDA on potential accelerated registration trial from Basket trial	H1 2020

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV: INVESTOR RELATIONS :

Marc Jasmin, Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com

MEDIA:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com